sembcorp

RECEIVED

2009 JUN 22 A 6:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

5 June 2009

09046370

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

dlw 6/22

C:jesstan/SgxnetAnn/SECltr

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	5 June 2009	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	6,919	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	6,015,963
		After change	6,009,044
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.34%
		After change	0.34%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$28,683.11	

Kwong Sook May
Company Secretary

June 5, 2009

sembcorp

PRESS RELEASE

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

SEMBCORP CELEBRATES THE COMPLETION OF AN EXPANSION TO ITS FUJAIRAH POWER AND DESALINATION PLANT

Fujairah, 5 June 2009 – Sembcorp celebrated the successful completion of an expansion to its power and desalination plant in Fujairah, UAE, boosting its power capacity by over 40%, from 535 megawatts to 760 megawatts. This represented a significant milestone in the development of Sembcorp's power and water business in the Middle East, one of its key target markets.

With this, Sembcorp's Fujairah plant - which is also one the largest desalination plants in the world with a capacity of 100 million imperial gallons per day - is positioned as a major facility supplying power and water to meet the rising needs of the region. This project also strengthens Sembcorp's standing as a Singapore company which has established itself as a successful owner and operator of global power and water facilities.

This milestone was celebrated at a dinner attended by Hassan Al Nassay, Chairman of Emirates Sembcorp Power and Water Company (Sembcorp's Middle East joint venture), as well as Tang Kin Fei, Sembcorp Industries' Group President & CEO. Also present at the celebrations were several members of the boards of Sembcorp as well as Emirates Sembcorp Power and Water Company.


EMIRATES SEMBCORP
WATER & POWER COMPANY
4th June 2009

Pictured above: Commemorating the project completion of the Fujairah 1 Independent Water and Power Plant expansion

(L to R: Mr. Richard Quek, Sembcorp Senior Vice President of Group Corporate Finance and Group Mergers & Acquisitions; Mr. Tan Cheng Guan, Sembcorp Executive Vice President of Group Business & Strategic Development; Mr. Tang Kin Fei, Sembcorp Group President & CEO; Mr Hassan Al Nassay, Chairman of Emirates Sembcorp Power and Water Company; Mr. Goh Geok Ling, Director of Sembcorp Industries; Mr. Ahmed Al Muhairi, Director of Emirates Sembcorp Power and Water Company; Mr. William Chang, Executive Managing Director of Emirates Sembcorp Power and Water Company; Mr. Faisal Najd, Director of Emirates Sembcorp Power and Water Company and Mr. Bobby Chin, Director of Sembcorp Industries)



Pictured above: Sembcorp has expanded power capacity at its Fujairah combined power-and-desalination plant by over 40%.

- END-

For media enquiries please contact:

Ng Lay San (Ms)
Assistant Vice President
Group Corporate Relations
DID: +65 6723 3150
Email: ng.laysan@sembcorp.com

Deborah William (Ms)
Executive
Group Corporate Relations
DID: +65 6723 3076
Email: deborah.william@sembcorp.com

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities, energy and water to industrial and other customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of environmental and industrial park management services in the region. Sembcorp has total assets of over S$8 billion and employs more than 7,000 employees. Listed on the main board of the Singapore Exchange, Sembcorp is a component stock of the Straits Times Index and several MSCI indices.

Note to Editors:

Following a recent company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brandname in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	29 May 2009	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	18,500	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	6,034,463
		After change	6,015,963
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.34%
		After change	0.34%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$76,692.80	

Kwong Sook May
Company Secretary

May 29, 2009